UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Capricor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14070B 101

(CUSIP Number)

c/o Capricor Therapeutics, Inc.

8840 Wilshire Blvd., 2nd Floor

Beverly Hills, CA 90211

Attention: Karen G. Krasney, General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS Linda Marbán, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 840,401 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 840,401 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,401 shares[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%[2]
14	TYPE OF REPORTING PERSON IN

1	Comprised of (a) 259,357 shares of the common stock of Capricor Therapeutics, Inc. (the “Issuer”) held in the name of the Reporting Person and (b) options to purchase 581,044 shares of the common stock of the Issuer that were exercisable as of May 7, 2015 or that have or will become exercisable within 60 days after May 7, 2015. Certain shares issuable upon the exercise of stock options issued to the Reporting Person are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Restated Equity Incentive Plan. As of May 7, 2015, the Reporting Person has not indicated her intent to exercise early. If the Reporting Person elects to take advantage of the early exercise feature and purchase shares prior to the vesting of such shares, the shares will be deemed restricted stock and will be subject to a repurchase option in favor of the Issuer if the Reporting Person’s service to the Issuer terminates prior to vesting.

2	Based on a total of 16,221,985 shares of common stock of the Issuer issued and outstanding as of March 13, 2015, as reported on the Issuer’s Annual Report on Form 10-K, filed on March 16, 2015 with the Securities and Exchange Commission. Shares of common stock subject to options held by the Reporting Person that are exercisable as of May 7, 2015 or that have or will become exercisable within 60 days of May 7, 2015 are deemed to be outstanding for the purpose of computing the percentage ownership of the Reporting Person.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Shares”), of Capricor Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8840 Wilshire Boulevard, 2nd Floor, Beverly Hills, California 90211.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of Linda Marbán, Ph.D. (the “Reporting Person”).

(b)	The address of the Reporting Person is 8840 Wilshire Boulevard, 2nd Floor, Beverly Hills, California 90211.

(c)	The principal business of the Reporting Person is as President, Chief Executive Officer and a Director of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree, final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Effective November 20, 2013, pursuant to an Agreement and Plan of Merger and Reorganization, dated as of July 7, 2013, as amended (the “Merger Agreement”), by and among Nile Therapeutics, Inc., a Delaware corporation (“Nile”), Bovet Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Nile (“Merger Sub”), and Capricor, Inc., a Delaware corporation (“Capricor”), Merger Sub merged with and into Capricor and Capricor became a wholly-owned subsidiary of Nile (the “Merger”). Additionally, at a special meeting of stockholders of Nile held on November 12, 2013, the Nile stockholders approved certain amendments to Nile’s charter in connection with the Merger. The charter amendments provide for: (i) a 1-for-50 reverse split of the outstanding common stock of Nile, (ii) a name change from “Nile Therapeutics, Inc.” to “Capricor Therapeutics, Inc.”, and (iii) a reduction in the authorized number of shares of the Nile common stock. The foregoing charter amendments became effective on November 20, 2013 immediately prior to the effective time of the Merger.

Pursuant to the terms of the Merger Agreement, the former Capricor stockholders owned 90% of the outstanding shares of common stock of the Issuer on a fully-diluted basis following the Merger. The Reporting Person is a former stockholder of Capricor and received shares of the Issuer in connection with the Merger. Additionally, options to purchase shares of Capricor common stock that were held by the Reporting Person prior to the effective time of the Merger were converted into options to purchase shares of the Issuer’s common stock upon completion of the Merger.

On March 3, 2015, the Issuer granted the Reporting Person an option to purchase 250,000 Shares (the “Option”) at an exercise price of $5.78 per Share. 1/48th of the Shares subject to the Option shall vest on the first day of each month after the date of grant, commencing as of April 1, 2015, until the Option becomes fully vested and exercisable. However, the Option is subject to early exercise and, therefore, all or any part of the Option can be exercised at any time. If the Reporting Person elects to take advantage of the early exercise feature and purchase Shares prior to the vesting of such Shares, the Shares will be deemed restricted stock and will be subject to a repurchase option in favor of the Issuer if the Reporting Person’s service to the Issuer terminates prior to vesting. As of May 7, 2015, the Reporting Person has not indicated her intent to exercise early.

Item 4.	Purpose of Transaction

The information in Item 3 is incorporated herein by reference.

The Reporting Person acquired the common stock of the Issuer for investment purposes. The options described above were acquired as compensation for services. The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire shares of common stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement or the Option. The Reporting Person reserves the right to, and may in the future choose to, change her purpose with respect to the investment and take such actions as she deems appropriate in light of the circumstances, including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of common stock or other securities of the Issuer which she now owns or may hereafter acquire. Any decision of the Reporting Person to increase her holdings in common stock or securities convertible into common stock, will depend, however, on numerous factors, including, without limitation, the price of shares of common stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Person, tax considerations and general economic and market conditions. At any time, the Reporting Person may determine to dispose of some or all of her holdings of common stock depending on those and other considerations.

Item 5.	Interest in Securities of the Issuer

(a)	As of May 7, 2015, the Reporting Person holds (i) 259,357 shares of the common stock of the Issuer and (ii) options to purchase 581,044 shares of the common stock of the Issuer that were exercisable as of May 7, 2015 or that have or will become exercisable within 60 days after May 7, 2015. Certain shares issuable upon the exercise of stock options issued to the Reporting Person are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Restated Equity Incentive Plan. As of May 7, 2015, the Reporting Person has not indicated her intent to exercise early. If the Reporting Person elects to take advantage of the early exercise feature and purchase Shares prior to the vesting of such Shares, the Shares will be deemed restricted stock and will be subject to a repurchase option in favor of the Issuer if the Reporting Person’s service to the Issuer terminates prior to vesting. All ownership percentages are calculated based on a total of 16,221,985 shares of common stock of the Issuer issued and outstanding as of March 13, 2015, as reported on the Issuer’s Annual Report on Form 10-K, filed on March 16, 2015 with the Securities and Exchange Commission. Shares subject to options held by the Reporting Person that are exercisable as of May 7, 2015 or that have or will become exercisable within 60 days of May 7, 2015 are deemed to be outstanding for the purpose of computing the percentage ownership of the Reporting Person.

Based upon the foregoing, there were a total of 16,221,985 Shares of the Issuer issued and outstanding as of March 13, 2015, as reported on the Issuer’s Annual Report on Form 10-K, filed on March 16, 2015 with the Securities and Exchange Commission. As a result of the foregoing, the Reporting Person is deemed to beneficially own 840,401 Shares of the Issuer, or 5.0% of the Shares of the Issuer that are issued and outstanding.

(b)	The Reporting Person is deemed to be the beneficial owner of 840,401 Shares of the Issuer and has the sole power to vote and dispose or direct the disposition of all of the 840,401 Shares.

(c)	Except as set forth elsewhere in this Schedule 13D, the Reporting Person has not engaged in any transaction in any Shares of the Issuer during the 60 days prior to the date of the filing of this Schedule 13D.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of the Issuer.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information in Item 3 is incorporated herein by reference.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of Capricor Therapeutics, Inc.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Agreement and Plan of Merger and Reorganization, dated as of July 7, 2013, by and among Nile Therapeutics, Inc., Bovet Merger Corp. and Capricor, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the Commission on July 9, 2013).

99.2

Employment Agreement, by and between Capricor, Inc. and Linda Marbán, dated September 1, 2010 (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K, filed with the Commission on March 31, 2014).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2015

	By:	/s/ Linda Marbán, Ph.D.
Linda Marbán, Ph.D.